Exhibit 99.1

Ramon Amilibia

1111 Crandon Blvd.

A 707

Key Biscayne, Florida 33149

November 21, 2013

VIA OVERNIGHT DELIVERY

Robert Escobio

Chief Executive Officer

Southern Trust Securities Holding Corp.

145 Almeria Avenue

Coral Gables, FL 33134

Dear Mr. Escobio:

On behalf of myself and a group of holders representing 100% of the Series C Preferred Stock and a portion of the Common Stock of Southern Trust Securities Holding Corp., please accept this letter as an offer to purchase 10 million to be issued shares of common stock of the Company for a purchase price of $1,000,000. Given the current performance of the Company, we believe that this represents a fair price for an investment which will bring much needed capital to the Company.

Our proposal is of course subject to execution of definitive documentation in form and substance satisfactory to us. Our proposal is further subject to satisfactory completion of due diligence. All employment agreements must be modified to bring them in line with current market terms including a waiver of any rights to payments arising as a result of this change of control.

We would further require the ability to elect all members of the Board of Directors effective immediately after the purchase. These directors will be reflective of the new composition of the equity holders of the Company and their interests.

We sincerely believe that this proposal is in the best interest of the Company and its stake holders. We would encourage you to give careful and prompt consideration to this proposal as we believe that acceptance is the only realistic means by which Southern Trust can return to profitability.

I would ask that you respond directly to me no later than close of business Miami time on November 25, 2013. I truly hope that we can agree on a mutually acceptable course of action. If that is not possible, we may take other actions in an attempt to preserve shareholder value.

Sincerely,

Ramon Amilibia